Filed by Upson Bankshares, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

First Polk Bankshares, Inc.
967 North Main Street	Subject Company: First Polk Bankshares, Inc.
Cedartown, Georgia 30125-7495	Commission File No.: 333-112845
(770) 748-1750

June 25, 2004

Dear Shareholder:

Please find enclosed your check for the second quarter dividend as approved by the Board of Directors for shareholders of record June 18, 2004, and payable June 25, 2004. This represents a dividend of $0.10 per share, which is consistent with previous dividends for the past nine quarters.

A registration statement describing our combination with Upson Bankshares, Inc. to form the new SouthCrest Financial Group, Inc. is on file with the Securities and Exchange Commission and is in the process of being reviewed. Once this review has been completed, we will seek the approval of the shareholders of each constituent company.

All shareholders will receive a joint proxy statement and prospectus that will include extensive information about the merger. The joint proxy statement and prospectus will include notice of the special meetings of First Polk and Upson shareholders that will be convened to vote on the merger.

We look forward to our sharing this information with you and to seeing you at our special meeting.

Sincerely,

/s/ Larry T. Kuglar

Larry T. Kuglar
President & CEO

Upson Bankshares, Inc.(“Upson”) has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with its merger with First Polk Bankshares, Inc. (“First Polk”). The parties expect to mail a Joint Proxy Statement/Prospectus to their respective shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT UPSON, FIRST POLK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov/. Copies of the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference in the Joint Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to Upson Bankshares, Inc., 108 S. Church Street, Thomaston, Georgia 30286, Attn: Corporate Secretary (706) 647-5426.

The statements contained in this letter are for information purposes only and are not intended as an offer or solicitation with respect to the purchase or sale of any security.